Filed Pursuant to Rule 424(b)(3)
Registration No. 333-130945

GRUBB & ELLIS APARTMENT REIT, INC.
(Formerly NNN Apartment REIT, Inc.)

SUPPLEMENT NO. 17 DATED DECEMBER 10, 2007
TO THE PROSPECTUS DATED JANUARY 31, 2007

This document supplements, and should be read in conjunction with, our prospectus dated January 31, 2007, as supplemented by Supplement No. 6 dated April 30, 2007, Supplement No. 7 dated May 4, 2007, Supplement No. 8 dated May 24, 2007, Supplement No. 9 dated June 21, 2007, Supplement No. 10 dated July 6, 2007, Supplement No. 11 dated July 16, 2007, Supplement No. 12 dated July 27, 2007, Supplement No. 13 dated August 15, 2007, Supplement No. 14 dated September 6, 2007, Supplement No. 15 dated October 18, 2007 and Supplement No. 16 dated November 16, 2007, relating to our offering of 105,000,000 shares of common stock. The purpose of this Supplement No. 17 is to disclose:

•	the status of our initial public offering;

•	the merger of our sponsor with a subsidiary of Grubb & Ellis Company and our name change to Grubb & Ellis Apartment REIT, Inc.;

•	our proposed acquisition of The Myrtles at Olde Towne in Portsmouth, Virginia; and

•	our proposed acquisition of The Heights at Olde Towne in Portsmouth, Virginia.

Status of Our Initial Public Offering

As of November 23, 2007, we had received and accepted subscriptions in this offering for 7,662,486 shares of our common stock, or $76,552,000, excluding shares issued under our distribution reinvestment plan.

Merger of Our Sponsor with Grubb & Ellis Company

On December 7, 2007, our sponsor, NNN Realty Advisors, Inc., or NNN Realty Advisors, merged with and into a wholly owned subsidiary of Grubb & Ellis Company, or Grubb & Ellis. The transaction was structured as a reverse merger whereby stockholders of NNN Realty Advisors received shares of Grubb & Ellis in exchange for their NNN Realty Advisors shares and, immediately following the merger, former NNN Realty Advisor stockholders own approximately 59% of Grubb & Ellis. Additionally, six of the nine post-merger directors of Grubb & Ellis were directors of NNN Realty Advisors prior to the merger, including the current Grubb & Ellis Chairman of the Board, Anthony W. Thompson. Scott D. Peters, the Chief Executive Officer, President and a Director of NNN Realty Advisors, our Executive Vice President and Director and the Executive Vice President and Chief Financial Officer of our advisor, also now serves as the Chief Executive Officer, President and a Director of Grubb & Ellis. As a result of the merger, we now consider Grubb & Ellis to be our sponsor.

Upon Grubb & Ellis becoming our sponsor, we changed our name from “NNN Apartment REIT, Inc.” to “Grubb & Ellis Apartment REIT, Inc.”

Our Proposed Acquisition of The Myrtles at Olde Towne

On November 30, 2007, our board of directors approved the acquisition of The Myrtles at Olde Towne, or the Myrtles property, located in Portsmouth, Virginia. The Myrtles property is a 246-unit garden-style apartment property which consists of six three-story residential buildings, as well as a clubhouse, movie theater and business center. The property was completed in 2005 and contains approximately 221,000 rentable square feet. The property is currently 89% leased.

We anticipate purchasing the Myrtles property for a purchase price of $36,000,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through a combination of debt financing and funds raised through this offering. We expect to pay our advisor and its affiliate an acquisition fee of $1,080,000, or 3% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the fourth quarter of 2007; however, closing is subject to certain agreed upon conditions, including the simultaneous completion of the acquisition of The Heights at Olde Towne (described below), and there can be no assurance that we will be able to complete the acquisition of the Myrtles property.

Our Proposed Acquisition of The Heights at Olde Towne

On November 30, 2007, our board of directors approved the acquisition of The Heights at Olde Towne, or the Heights property, also located in Portsmouth, Virginia. The Heights property is a 148-unit high-rise apartment property which consists of two eight-story residential buildings. The property was completed in 1972 and underwent renovations between 2003 and 2006. The Heights property contains approximately 118,000 rentable square feet and is currently 94% leased.

We anticipate purchasing the Heights property for a purchase price of $17,000,000, plus closing costs, from an unaffiliated third party. We intend to finance the purchase through a combination of debt financing and funds raised through this offering. We expect to pay our advisor and its affiliate an acquisition fee of $510,000, or 3% of the purchase price, in connection with the acquisition.

We anticipate that the closing will occur in the fourth quarter of 2007; however, closing is subject to certain agreed upon conditions, including the simultaneous completion of the acquisition of the Myrtles property, and there can be no assurance that we will be able to complete the acquisition of the Heights property.